Asset Purchase Agreement
By And Between
Immureboost of Thailand
And
ESavingsStore.com.com, Inc.

This asset purchase agreement (the "<u>Agreement</u>") is dated the _____ day of July, 2007, by and between Immureboost of Thailand, a Thai corporation ("<u>Immureboost</u>" or "<u>Seller</u>") and ESavingsStore.com.com, Inc., a Nevada corporation ("<u>ESavingsStore.com</u>" or "<u>Buyer</u>").

RECITALS

A.   Seller is in the business of developing processes, products and pharmaceuticals that interact with the human body's immune system (the "<u>Business</u>");

B.   Seller owns certain intellectual properties and other related assets and rights that it utilizes in conjunction with the operation of the Business;

C.   Pursuant to the terms and conditions set forth herein, Seller desires to sell the assets to Buyer and Buyer desires to purchase the assets from Seller.

NOW, THEREFORE, in consideration of the mutual promises and considerations hereinafter set forth, Buyers and Sellers hereby agree as follows

AGREEMENT

1.   <u>Assets Owned by Immureboost</u>.   Immureboost is involved in operating the Business. The assets of Immureboost being purchased by ESavingsStore.com pursuant to this Agreement and which are set forth on <u>Schedule 1.1</u> (the "<u>Acquired Assets</u>") represent some, but not all, of the assets of Immureboost. The Acquired Assets include all replacements and additions thereto between the date of this Agreement and the "Closing Date" (the date on which the transactions contemplated are consummated; the "Closing"). Seller agrees that it shall convey the shares representing the Acquired Assets to Buyer free and clear of all liens, encumbrances, liabilities and debts of any kind

1.1   <u>Assets</u>.   For general category reference purposes only, the Acquired Assets may include the following:

(a)   Computer software programs, licensing rights related to copyrights, patents, patent applications, trademarks, tradenames, and the know-how and goodwill related thereto;

(b)   Contracts, agreements and all books and records of the Business related to the Acquired Assets;

(c)   Any other intellectual property, goodwill associated therewith, licenses and sublicenses granted and obtained with respect thereto, and rights thereunder, remedies against infringements thereof, and rights to protection of interests therein under the laws of all jurisdictions.

1.2 Derivative Rights. The Acquired Assets shall include the following rights:

(a) Accounts, notes and other receivables related to the Acquired Assets;

(b) Claims, deposits, prepayments, refunds, cause of action, rights of recovery, rights of set off and rights of recoupment related to the Acquired Assets, and;

(d) Books, records, ledgers, files, documents, correspondence, lists, plats, architectural plans, drawings and specifications, creative materials, advertising and promotional materials, studies, reports and other printed or written materials, tangible and intangible personal property disposed of or consumed in the ordinary course of business from the date of this Agreement until the Closing Date which are related to the Acquired Assets.

2.   Purchase Price.   The purchase price for the Acquired Assets (the "Purchase Price") shall be paid to Seller as follows:

2.1 Buyer's Common Stock. At Closing, Buyer shall issue twenty million three hundred seventy (20,370,000) "restricted shares" (as that term is defined in Rule 144 of the Securities Act of 1933; the "Act") of Buyer's Common Stock which shall constitute forty percent (40%) of the issued and outstanding Common Stock of Buyer (the "Shares"). The Shares will be issued, at Closing, to those shareholders of Seller set forth on Schedule 2.1 (the "Shareholders"). Each Shareholder shall receive _____ shares of Buyer's Common Stock for each share of Seller's Common Stock owned by the Shareholder. All fractional shares of Seller's Common Stock issued in conjunction with this Agreement shall be rounded up to the next whole share number;

3.   Name Change.   Buyer has agreed to undertake to change the name of the corporation from ESavingsStore.com., Inc. to Immureboost Corporation.

4.   Closing Date. Subject to the satisfaction or waiver of the conditions contained in this Agreement, the Closing will take place at the offices of Parsons/Burnett, LLP, counsel to Seller, at 10:00 a.m. pacific daylight time on July 28, 2007, or at such other place and at such time as Buyer and Seller may agree (the "Closing Date"). In addition to any other conditions specifically contained in this Agreement, unless waived by Buyer, the obligation of Buyer to effect the transactions contemplated hereby is subject to Seller having performed in all material respects all obligations required to be performed by it under this Agreement prior to the Closing Date, and, unless waived by Seller, the

obligation of Seller to effect the transactions contemplated hereby, including without limitation declaration of ownership obtained at the sole cost and expense of Seller.

5. <u>Representations and Warranties of Buyer</u>. Buyer hereby represents and warrants to Seller as follows with both the Buyer and the Seller agreeing that the Seller's obligations hereunder are subject to these representations and warranties being true, correct and complete as of the Closing Date. To Buyer's reasonable knowledge:

(a) Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada and has all necessary corporate power and authority to execute this Agreement and the other instruments and documents to be executed by it in connection herewith (collectively with this Agreement, "<u>Buyer's Agreements</u>") and to consummate the transactions contemplated hereby and thereby. All corporate acts and other proceedings required to be taken by or on the part of Buyer, including, if necessary, all appropriate stockholder action, to authorize it to carry out this Agreement and such other agreements and instruments and the transactions contemplated hereby and thereby have been, or will be by the Closing Date, duly and properly taken.

(b) Buyer's execution, delivery and performance of Buyer's Agreements and the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary action on its part and, assuming the due execution and delivery of Seller's Agreements (as hereinafter defined) by Seller, will constitute the valid and binding obligations of Buyer, enforceable against it in accordance with their respective terms, except as limited by laws affecting creditor's rights or equitable principles generally.

(c) The execution, delivery and performance of Buyer's Agreements by Buyer does not require the consent of a governmental entity or any third party not affiliated with Buyer.

(d) Buyer represents and warrants that the shares of Buyer's Common Stock issued pursuant to the Purchase Price are restricted securities under the Act and are subject to restrictions upon transfer. The certificates for shares of Common Stock will contain a restrictive legend substantially similar to the following:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES <u>*SECURITIES ACT OF 1933*</u>, AS AMENDED, OR THE LAWS OF ANY STATE, AND ARE BEING ISSUED PURSUANT TO AN EXEMPTION FROM REGISTRATION PERTAINING TO SUCH SECURITIES AND PURSUANT TO A REPRESENTATION BY THE SECURITY HOLDER NAMED HEREIN THAT SAID SECURITIES HAVE BEEN ACQUIRED FOR PURPOSES OF INVESTMENT AND NOT FOR PURPOSES OF DISTRIBUTION. THESE SECURITIES MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF REGISTRATION, OR THE AVAILABILITY OF AN EXEMPTION FROM SUCH REGISTRATION. THE STOCK TRANSFER AGENT HAS BEEN ORDERED TO EFFECTUATE TRANSFERS ONLY IN ACCORDANCE WITH THE ABOVE INSTRUCTIONS.

(e) The Buyer is a fully reporting company under the Securities Act of 1933, is current in filings, and subject to the reporting requirement of the Securities and

Exchange Commission ("SEC") pursuant to Sections 12, 13, 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

6.   Representations and Warranties of Seller. Seller hereby represents and warrants to Buyer as follows, and Buyer and Seller agree that Buyer's obligations hereunder are subject to these representations and warranties being true, correct and complete as of the Closing Date. To the best of Seller's knowledge:

(a)   Seller is a privately held Thai company and has all necessary power and authority to execute this Agreement and the other documents to be executed by it in connection herewith (collectively with this Agreement, "Seller's Agreements"), to conduct its business and operations as presently conducted and to consummate the transactions contemplated hereby and thereby. Seller has full corporate power and authority to execute and deliver this Agreement and the other agreements and instruments to be executed and delivered by it pursuant hereto and to consummate the transactions contemplated hereby and thereby. All corporate acts and other proceedings required to be taken by or on the part of Seller, including, if necessary, all appropriate stockholder action, to authorize it to carry out this Agreement and such other agreements and instruments and the transactions contemplated hereby and thereby have been duly and properly taken. This Agreement has been duly executed and delivered by Seller and constitutes, and such other agreements and instruments when duly executed and delivered by Seller will constitute, legal, valid and binding obligations of Seller and will be enforceable in accordance with their respective terms.

(b)   Neither the execution and delivery nor the performance of this Agreement will (i) violate any provision of law, or any judgment, writ, injunction, decree or order of any court or other governmental authority relating to Seller, or (ii) violate any will, deed, mortgage, instrument, indenture, agreement, contract, other commitment or restriction to which Seller is a party or by which it is bound, or (iii) be in conflict with, or result in or constitute a breach or default (or any occurrence which by lapse of time and/or giving of notice would constitute a breach of default), on the part of Seller, under any such will, deed, mortgage, instrument, indenture, agreement, contract, other commitment or restriction, or (iv) result in the creation or imposition of any lien, charge or encumbrance of any nature whatsoever upon the Acquired Assets. The Business of Seller, as it pertains to the Acquired Assets, has been conducted by Seller in accordance with all applicable laws, governmental regulations and judicial and administrative decisions, including without limiting the generality of the foregoing; laws, regulations and decisions concerning the employment of labor, environmental matters and all research and development of pharmaceuticals the failure to comply with which would have a material adverse effect on Buyer's ability to utilize the Acquired Assets in Buyer's business operations.

(c)   Seller is not (and has not been within the past year) subject to or in default under any judgment, order, writ, injunction or decree of any court or any governmental authority, and no replevins, attachments, or executions have been issued or are now in force against Seller. No petition in bankruptcy or receivership has ever been filed by or against Seller. Seller is not in default under any express or implied contract, agreement, lease or other arrangement, oral or written, to which Seller is a party and which could affect the Acquired Assets.

(c)   No consent, authorization, license, permit, order, certificate or approval which has not heretofore been obtained is required by any person, corporation, partnership, estate, trust, governmental agency or other person or entity not a party to this Agreement to the transactions contemplated by this Agreement.

(f)   Seller has not received any notice from any court or governmental agency of any violation or alleged violation of any applicable laws, ordinances, regulations, rules, decrees, awards or orders enacted or entered by any federal, state or local governmental authority or court. Seller now has, and by virtue of the deliveries made at the Closing, Buyer will obtain good and marketable title to the Acquired Assets, free and clear of all liens, encumbrances, charges and equities of any nature whatsoever. To the best of Seller's knowledge, neither the business of Seller as conducted prior to the Closing nor the ownership or sale by Seller of any of the Acquired Assets were, are or will be in contravention of any patent, trademark, copyright or franchise agreements, licensing agreements, or other proprietary right of any third party or was, is or will be dependent for no-contravention upon the acquiescence, agreement or consent of any such third party.

(g)   Seller has no liability under any Environmental law, nor is Seller responsible (including, but not limited to, by contract or by operation of law) for any liability of any other person under any Environmental Law. There are no pending or threatened actions, suits, orders, claims, legal proceedings or other proceedings based on, and Seller, nor any officer, director or shareholder thereof has directly or indirectly received any formal or informal notice of any complaint, order, directive, citation, notice of responsibility, notice of potential responsibility, or information request from any governmental authority or any other person or entity or knows or suspects any fact(s) which might reasonably form the basis for any such actions or notices pursuant to Environmental Laws or otherwise arising out of or relating in any way to Hazardous Materials (as hereinafter defined).

(h)   No authorization, notification, recording, filing, consent, waiting period, remediation, investigation, or approval is required under any Environmental Law in order to consummate the transaction contemplated hereby.

(i)   "Environmental Laws" means any laws and decrees, relating to the generation, production, installation, use, storage, treatment, transportation, release, threatened release, or disposal of Hazardous Materials, noise control, or the protection of human health or safety, natural resources, or the environment.

(ii)   "Hazardous Materials" means any wastes, substances, radiation, or materials (whether solids, liquids or gases) (i) which are defined as "pollutants," contaminants," "hazardous wastes", "hazardous substances", "solid wastes", or other similar designations in, or otherwise listed or subject to regulation under, any Environmental Laws; (ii) which contain PCBs, asbestos, asbestos-containing materials, lead-based paints, urea-formaldehyde foam insulation, petroleum or petroleum products (including, without limitation, crude oil or any fraction thereof) or (iii) which pose a hazard to human health, safety, natural resources, industrial hygiene, or the environment.

(i) Taxes. Seller represents that it has:

(i) filed all applicable tax returns (as hereinafter defined) required to be filed;

(ii) paid or accrued all taxes (as hereinafter defined) shown to be due on such tax returns or which are otherwise due and payable; and

(iii) paid or accrued all taxes for which a notice of assessment or collection has been received.

(j) As used in this Agreement,

(i) "Taxes" means any and all federal, state, local, foreign or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any taxing authority, including, without limitation, taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers' compensation, unemployment compensation, or net worth, and taxes or other charges in the nature of excise, withholding, ad valorem or value added, and includes, without limitation, any liability for Taxes of another person, as a transferee or successor; and

(ii) "Tax Return" means any return, report or similar statement (including any attached schedules) required to be filed with respect to any Tax, including, without limitation, any information return, claim or refund, amended return or declaration of estimated Tax.

No taxing authority has asserted in writing any claim for Taxes, or to the knowledge of Seller, is threatening to assert any claims for Taxes, against Seller. Seller has withheld or collected and paid over to the appropriate governmental entities (or is properly holding for such payment) all Taxes required by law to be withheld or collected. There are no liens for Taxes upon the Acquired Assets of Seller (other than liens for Taxes that are not yet due).

(l)   Neither this Agreement, Schedule, certificate, instrument or other document furnished or to be furnished by Seller to Buyer pursuant hereto or in connection with the transactions contemplated hereby, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained therein not misleading. There is no fact which materially adversely affects or, may materially adversely affect the business or condition (financial or otherwise) of the Seller or any of its properties or assets which has not been set forth herein, or Schedule, certificate or other document furnished or to be furnished to Buyer prior to the Closing Date pursuant hereto.

(m)   The foregoing representations and warranties set forth in this Section 6 shall be deemed renewed by Seller at the Closing as if made at such time and shall survive for a period of three (3) years after the Closing Date.

7. <u>Covenant of Buyer</u>. Buyer hereby covenants to Seller that it shall not take any action which is materially inconsistent with its obligations under this Agreement that it shall notify Seller of any litigation or administrative proceeding pending or, to Buyer's knowledge, threatened against Buyer that challenges the transactions contemplated hereby. Buyer agrees that the compliance with this covenant in all material respects shall be a condition to Seller's obligations hereunder.

8. <u>Certain Seller Covenants</u>. Seller hereby makes the following covenants to Buyer, the compliance with which in all respects shall be a condition to Buyer's obligations hereunder:

(a)   Seller shall conduct and operate its Business, as it pertains to the Acquired Assets, in the ordinary and prudent course of business consistent with past practices and shall not sell, lease or dispose of any of the Acquired Asset to be conveyed pursuant to this Agreement and shall preserve the business of the customers, suppliers and others having business relations with Seller's Business as those relations may pertain to the Acquired Assets;

(b)   Seller shall operate its Business, with respect to the Acquired Assets, in all respects in accordance with all laws, regulations and rules applicable to such Business;

(c)   Seller shall not take any action that would cause any representation or warranty contained herein to become false or invalid, and Seller shall notify Buyer of any change in any of Seller's representations and warranties contained herein; provided, however, that such notice shall not operate to cure any breach of such representations or warranties;

(d)   Seller shall not take any action which is inconsistent with Seller's obligations under this Agreement; and

(e)   Seller shall notify Buyer of any litigation or administrative proceeding or investigation pending or, to Seller's knowledge, threatened, which challenges the transactions contemplated hereby.

9.   <u>Certain Conditions to Buyer's Obligation</u>. Buyer and Seller agree that Buyer's obligations hereunder are specifically conditioned upon the prior occurrence or satisfaction of the following:

(a)   Buyer shall have completed to Buyer's satisfaction its business, financial and legal due diligence investigation of Seller;

(b)   All instruments of conveyance and transfer and other documents delivered by Seller to Buyer to effect the sale, transfer and conveyance of the Acquired Assets to Buyer shall be satisfactory in form and substance to Buyer and its counsel;

(c)   Buyer shall have received evidence satisfactory to it and its counsel of the consent, approval or authorization of each governmental and regulatory authority whose consent, approval or authorization shall be required in order to permit the consummation of the transactions contemplated hereby;

(e)   No litigation or administrative proceeding or investigation (whether formal or informal) shall be pending or, to the best of Seller's knowledge, threatened which challenges the transactions contemplated hereby;

(f)   Buyer shall receive a certificate of a duly authorized officer of Seller to the effect that, as of the Closing Date, the representations and warranties of Seller set forth herein are true and correct to the reasonable belief of the Seller and that the Seller has performed or complied with all of its covenants and agreements contained herein;

(g)   Buyer shall have received a certified copy of the resolutions of Seller's board of directors and shareholders authorizing the execution, delivery and consummation of this Agreement and the transactions contemplated hereby;

(h)   Buyer's board of directors shall have authorized the execution, delivery and consummation of this Agreement and the transactions contemplated hereby;

10.   <u>Certain Conditions to Seller's Obligation</u>. Buyer and Seller agree that Seller's obligations hereunder are specifically conditioned upon the prior occurrence or satisfaction of the following:

(a)   Seller shall have completed to Seller's satisfaction its business, financial and legal due diligence investigation of Buyer;

(b)   All instruments of conveyance and transfer and other documents delivered by Buyer to Seller to effect the transactions contemplated hereby shall be satisfactory in form and substance to Seller and its counsel;

(c)   Seller shall have received evidence satisfactory to it and its counsel of the consent, approval or authorization of each governmental and regulatory authority whose consent, approval or authorization shall be required in order to permit the consummation of the transactions contemplated hereby;

(d)   No litigation or administrative proceeding or investigation (whether formal or informal) shall be pending or, to Buyer's knowledge, threatened which challenges the transactions contemplated hereby;

(e)   Seller shall have received a certified copy of the resolutions of Buyer's board of directors authorizing the execution, delivery and consummation of this Agreement and the transactions contemplated hereby;

(f)   Seller's board of directors shall have authorized the execution, delivery and consummation of this Agreement and the transactions contemplated hereby

11.   Cooperation. Buyer and Seller agree to cooperate fully with one another in taking any actions necessary or helpful to accomplish the transactions contemplated hereby, including actions to obtain consents required by any third party; provided, however, that no party shall be required to take any action which would have a material adverse effect upon it or any of its affiliates.

12.   Bulk Sales. Buyer and Seller agree to waive compliance with all "bulk sales" or similar laws that may be applicable to the transactions contemplated hereby.

13.   Confidentiality; Publicity. Buyer and Seller shall each keep confidential all information obtained by it with respect to the other in connection with this Agreement, will use such information solely in connection with the transaction contemplated hereby, and shall return all such information to the other party if such transactions are not consummated for any reason. Except as may be required by any applicable law, neither party will issue a press release, make any disclosure or any other announcement concerning the transactions contemplated by this Agreement without the prior written consent of the other party, which consent shall not be unreasonably withheld. Once the agreement is completed the Buyer will make a public news release as to the transaction.

14.   Costs and Expenses. Seller shall pay all costs incurred in connection with any audit of Seller's financial records. Except as provided herein or as otherwise expressly set forth in this Agreement, Buyer and Seller agree that each party shall be solely responsible for all costs and expenses incurred by it in connection with the consummation of the transactions contemplated hereby; provided however, that all transfer, sales or use taxes or similar charges resulting from the transfer of the Acquired Assets contemplated hereby shall be borne by Seller. In the event of a dispute between the parties in connection with this Agreement or the transactions contemplated hereby, each of the parties hereto agrees that the prevailing party shall be entitled to reimbursement by the

other party of reasonable legal fees and expenses incurred in connection with any action or proceeding.

15.   Indemnification of Buyer.

(a)   From and after the Closing Date, Seller agrees to indemnify and hold Buyer and its affiliates harmless from and against all costs, losses and damages (including reasonable attorney fees) incurred by Buyer or Buyer's affiliates as a result of or arising out of (i) the breach by Seller of any of its representations and warranties contained in this Agreement, (ii) the failure by Seller to perform or comply with all of its covenants and agreements set forth in this Agreement; and (iii) the use of the Acquired Assets by Seller in the conduct of Seller's Business prior to the Closing Date; or (iv) the use of any Acquired Assets by Seller after the Closing Date. Seller shall not be liable under this Paragraph 15 with respect to any claim by Buyer against Seller for indemnification payable under this Paragraph 15 unless a written claim for indemnification is given by Buyer to Seller with respect thereto on or before the third anniversary of the Closing Date.

(b)   The indemnified party shall make no settlement, compromise, admission or acknowledgement that would give rise to liability on the part of the indemnifying party without the prior written consent of the indemnifying party.

(c)   The representations, warranties, covenants and agreements of Seller contained herein shall survive the Closing in full force and effect for a period of three (3) years from the Closing Date.

16.   Indemnification of Seller.

(a)   From and after the Closing Date, Buyer agrees to indemnify and hold Seller and its affiliates harmless from and against all costs, losses and damages (including reasonable attorney fees) incurred by Seller or Seller's affiliates as a result of or arising out of (i) the breach by Buyer of any of its representations and warranties contained in this Agreement; (ii) the failure by Buyer to perform or comply with all of its covenants and agreements set forth in this Agreement; and (iii) the use of the Acquired Assets in Buyer's business following the Closing Date. Buyer shall not be liable under this Paragraph 16 with respect to any claim by Seller against Buyer for indemnification payable under this Paragraph 16 unless a written claim for indemnification is given by Seller to Buyer with respect thereto on or before the first anniversary of the Closing Date.

(b)   The indemnified party shall make no settlement, compromise, admission or acknowledgement that would give rise to liability on the part of the indemnifying party without the prior written consent of the indemnifying party.

(c)   The representations, warranties, covenants and agreements of Buyer contained herein shall survive the Closing in full force and effect for a period of one (1) year from the Closing Date.

17.   Termination. This Agreement may be terminated at any time prior to Closing as follows:

(a)   by written notice of Buyer to Seller or Seller to Buyer if the other materially breaches any of its representations or warranties or defaults in the performance of its covenants or agreements contained herein and such breach or default shall not be cured within five (5) days after the date notice of such breach or default is served by the party seeking to terminate this Agreement;

(b)   by written notice of Buyer to Seller or Seller to Buyer if there shall be in effect any judgment, decree or order that would prevent or make unlawful the Closing of the transactions contemplated by this Agreement;

(c)   by written notice of Buyer to Seller, or by Seller to Buyer if the Closing shall not have been consummated on or before the date which is 60 days from the date hereof;

(d)   by written notice of Buyer to Seller or Seller to Buyer at any time prior to the Closing, if the Buyer or the Seller is not satisfied, in its sole discretion, with either of its respective businesses and/or the legal due diligence investigations undertaken by either the Seller or the Buyer;

18.   Parties in Interest. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. No party may voluntarily or involuntarily assign its interest under this Agreement without the prior written consent of the other parties hereto, except for any assignment to an affiliate of Buyer in which case Buyer shall remain fully obligated under this Agreement.

19.   Amendment. No amendment, waiver of compliance with any provision or condition hereof or consent pursuant to this Agreement shall be effective unless evidenced by an instrument in writing signed by the party against whom enforcement of any amendment, waiver or consent is sought.

20.   Governing Law. This Agreement, including, without limitation, the interpretation, construction, validity and enforceability thereof, shall be governed by the laws (other than the conflict of laws rules) of the State of Washington.

21.   Notice. All notices, requests, consents, waivers, and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been given: (a) if transmitted by facsimile, upon acknowledgement of receipt thereof in writing by facsimile or otherwise; (b) if personally delivered, upon delivery or refusal of delivery; (c) if mailed by registered or certified United States mail, return receipt requested, postage prepaid, upon delivery or refusal of delivery. All notices, consents, waivers or other communications required or permitted to be given hereunder

shall be addressed to the respective party to whom such notice, consent, waiver or other communication relates at the following addresses:


If to Seller: James B. Parsons
Parsons/Burnett, LLP
2070 Skyline Tower
10900 NE 4th St.
Bellevue, Washington 98004
Telephone (425) 451-8036
Fax (425) 451-8568
E-mail: jparsons@pblaw.biz

If to Buyer:


22.   <u>Counterparts</u>. This Agreement may be executed in one or more counterparts, each of which will be deemed an original and all of which together will constitute one and the same instrument.

23.   <u>Severability</u>. Buyer and Seller agree that if one or more provisions contained in this Agreement shall be deemed or held to be invalid, illegal or unenforceable in any respect under any applicable law, this Agreement shall be construed with the invalid, illegal or unenforceable provision deleted, and the validity, legality and enforceability of the remaining provisions contained herein shall not be affected or impaired thereby.

24.   <u>Entire Agreement</u>. This Agreement and the Schedules hereto embody the entire agreement and understanding of the parties hereto and supersede any and all prior agreements, arrangements and understandings relating to the matters provided for herein.

25.   <u>No Liability</u>. Seller agrees that no stockholder, director or officer of Buyer or its affiliates shall have any personal or individual liability for the obligations of Buyer under this Agreement or any other agreement entered into in connection with this Agreement.

26.   <u>Broker's Fees</u>. Neither Buyer nor Seller nor any person acting on behalf of Buyer or Seller has agreed to pay any commission or finder's fee in connection with this Agreement.

27.   <u>Further Actions</u>. After the Closing Date, Seller and Buyer shall execute and deliver such other certificates, agreements, conveyances and other documents, and take such other action, as may be reasonably requested by the other in order to complete the transactions contemplated hereby and to transfer and assign to, and vest in Buyer the Acquired Assets pursuant to the terms of this Agreement.


[signature page follows]


[SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT]

BUYER:

ESAVINGSSTORE.COM, INC.
a Nevada Corporation

By: _____
Name: _____
Title: _____

SELLER:

IMMUREBOOST OF THAILAND
a Thai Corporation

By: _____
Name: _____
Title: _____

SCHEDULES

<u>Schedules</u>

Schedule 1.1   Acquired Assets



US 20020164343A1

(19) **United States**

(12) **Patent Application Publication** (10) Pub. No.: **US 2002/0164343 A1**
Jirathitikal et al. (43) **Pub. Date:** **Nov. 7, 2002**

(54) **DRUG FOR AIDS TREATMENT**

(76) Inventors: **Vichai Jirathitikal**, Chachoengsao (TH); **Vic Jira**, El Monte, CA (US)

Correspondence Address:
BLANK ROME COMISKY & MCCAULEY, LLP
900 17TH STREET, N.W., SUITE 1000
WASHINGTON, DC 20006 (US)

(21) Appl. No.: 10/118,017

(22) Filed: **Apr. 9, 2002**

Related U.S. Application Data

(62) Division of application No. 09/494,607, filed on Jan. 31, 2000, now abandoned.

Publication Classification

(51) Int. Cl.^{7} **A61K 39/00; A61K 35/14**

(52) U.S. Cl. **424/184.1; 424/529**

(57) **ABSTRACT**

Raising the T-cell count in an HIV positive patient having a low T-cell count by orally administering an effective amount of a composition containing a material obtained by treating whole human blood or white cells obtained from HIV positive patients with cold aqueous carbon dioxide, heating to evolve carbon dioxide gas, allowing a precipitate to form, and collecting and drying the precipitate.


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FIG. 1.

DRUG FOR AIDS TREATMENT

BACKGROUND OF INVENTION

[0001] Acquired immune deficiency syndrome, or AIDS, is an infectious disease which weakens the immune system to the point that the body cannot defend itself against diseases and infections that it can normally resist. In some cases, it is these Opportunistic disease, as they are called, that cause the fatalities. AIDS is caused by an infection brought on by the human immune deficiency virus (HIV) that scientists have identified as a retrovirus.

[0002] In the immune system of healthy people, white blood cells and antibodies attack and destroy germs and other foreign organism as they enter the body. The T-cell lymphocyte, also known as T-helper, T-4 or CD4, is one of the white blood cells that assist in destroying foreign proteins, an immune system response that prevents people from getting sick. Unfortunately, these are the cells HIV targets.

[0003] HIV cannot live independently. It attaches and enters the T-helper lymphocytes so that it will be able to multiply. HIV incorporates its HIV genes into the host cells and then replicates within the T-helper lymphocytes. When the newly-formed viruses break out of their cells, they continue the cycle by infecting more T-helper lymphocytes.

[0004] At some point, the body's own defenses contribute to the problem, as the immune system tries to overcome the infection by producing additional helper cells, providing yet more hosts for the virus. Eventually the system can no longer produce enough white blood cells to ward off other infections.

[0005] When the disease progresses from HIV infection to full-blown AIDS, it is because the number of T-cells has dropped to dangerous levels. AIDS is heralded by a total lymphocyte count of less than 500/mm^3 and a dangerously low T-cell count of below 200. With the immune system so depleted, the body becomes highly vulnerable to opportunistic diseases. As the term suggests, these are infections and other diseases that seize the opportunity presented by a weakened defense system. They commonly include herpes simplex infection and other herpes conditions such as shingles and the oral yeast infection, thrush; Kaposi's sarcoma, characterized by the dark lesions; CKV retinitis, a herpes virus that can bring blindness; meningitis, an infection of the spinal cord and brain; cervical cancer; and a formerly rare type of pneumonia.

[0006] The Department of Health & Human Services ("DHHS") has issued guidelines recommending certain antiretroviral agents for treatment of established HIV infection. The DHHS panel recommended that all patients with less than 500 CD4 T cells/mm, and a viral load greater than 10,000 (bDNA) or 20,000 (RT-PCR) copies of HIV RNA/ ml, of plasma should be offered antiviral therapy. The use of various combinations of antiretroviral agents represents the current state of the art and significant benefits have been observed in many cases although the long term results remain to be established. The patients presently must adhere to complex dosage regimens and tolerate significant drug side effects and adverse reactions.

SUMMARY OF INVENTION

[0007] In brief, this invention comprises the method of raising the T-cell count in an HIV positive patient having a depressed T-cell count by orally administering an effective amount of a composition containing a precipitated material obtained by treating whole h-man blood obtained from HIV positive patients or white cells separated from whole human blood from HIV positive patients with a cold aqueous solution of carbon dioxide, heating to evolve carbon dioxide gas, allowing a precipitate to form, and collecting and drying the precipitate.

[0008] The invention further comprehends a precipitated composition obtained by treating whole human blood obtained from HIV positive patients or white cells separated from whole human blood from HIV positive patients with a cold aqueous solution of carbon dioxide, heating to evolve carbon dioxide gas, allowing a precipitate to form, and collecting and drying the precipitate.

[0009] Still further, this invention includes a method of obtaining a composition effective in raising the T-cell count in an HIV positive patient which comprises obtaining whole human blood from HIV positive patients or white cells separated from whole human blood from HIV positive patients, contacting with a cold aqueous solution of carbon dioxide, heating to evolve carbon dioxide gas, allowing a precipitate to form, and collecting and drying the precipitate.

[0010] Preferably, the cold (around 5 to 10° C.), aqueous solution of carbon dioxide contains an alkali or alkaline earth bicarbonate such as sodium, calcium or magnesium bicarbonate. The "cold" carbon dioxide-containing solution is less than room temperature (about 20° C.) but above 0° C. Normally, the solution is at or near saturation with carbon dioxide.

[0011] The cold solution containing carbon dioxide is combined with the whole blood or separated white cells. The resulting mixture should have a pH close to 7, i.e., pH about 6 to about 8. The pH can be adjusted as necessary to the desired pH 7 by adding a small amount of mineral acid such as hydrochloric acid to the cold carbon dioxide solution, to the blood, or to the mixture of the two.

[0012] The carbon dioxide solution and the blood are mixed at a volume ratio which does not cool the blood to the extent that causes coagulation. Typically, the carbon dioxide solution to blood volume ratio is from about 1 to 1 to about 1 to 5.

[0013] The mixture is heated to at least about 30° C. up to about 95° C. to evolve carbon dioxide gas and then the mixture is allowed to cool. Normally, heating is continued until all or most of the dissolved carbon dioxide has been driven off. A precipitate is formed which is collected and dried.

DESCRIPTION OF PREFERRED EMBODIMENTS

[0014] The active agent is prepared by obtaining whole blood samples from about 10-20 AIDS patients (about 100-200 cc per patient), that is, patients who are HIV positive. It is not necessary to have an equal amount of blood from each patient. Alternatively, the HIV virus can be cultivated in blood in which case the inoculated blood can then be processed and used as described elsewhere herein. However, normally a pooled sample of blood collected from HIV positive patients is used.

[0015] The pooled blood sample is placed in a first chamber. Distilled water, carbon dioxide gas and calcium bicarbonate (or magnesium bicarbonate or sodium bicarbonate) are charged to a separate closed chamber, provided with an agitator, which is cooled. Cold contents from the second chamber are added to a third chamber fitted with an ultrasonic homogenizer. Pooled blood from the first chamber is added to the third chamber. The temperature is raised to about 80-90° C. in the homogenizer chamber. The homogenizer chamber is operated at about 30,000 rpm for about 30-45 minutes. A mechanical, high speed agitator can be used in lieu of an ultrasonic homogenizer.

[0016] Carbon dioxide gas is evolved which is exhausted to the atmosphere.

[0017] The liquid aqueous contents in the homogenizer chamber are then allowed to cool and a solid precipitate forms.

[0018] The solids in the homogenizer chamber are collected on filter paper, #42 or #45. The filtrate is washed 2-4 times with distilled water. The filtrate is oven dried at about 80° C. for 8 hours. The powdered filtrate can be ground finer in a grinder.

[0019] The resulting product is a fine powder having an average particle size of smaller than 10 microns. The fine powder is sterilized at about 120° C. at 15 psig for 1 hour following the procedure for aseptic powders defined by the United States Pharmacopeia (US) under the topic of Sterility Tests.

[0020] The powdered precipitate can then be compounded with conventional fillers such as alfalfa, sunflower seed oil, wheatgrass powder, starch, lactose and vitamins, and compressed into an approximately 800 mg tablet of which 30 mg is the precipitated material of this invention. The tablets should be stored at or around room temperature. The use of fillers is not mandatory.

[0021] This 800 mg tablet is preferably orally administered 3 times daily after meals to patients suffering from AIDS accompanied by significantly depressed CD-4 levels. Those Skilled in the art can vary the dosage to suit the patient response but generally an effective dose, based on the weight of the precipitated material, is from about 20 mg to about 500 mg per day, and more preferably from about 50 to 250 mg per day.

[0022] The therapy has been found to significantly raise the CD-4 and CD-8 level in such patients.

DESCRIPTION OF THE DRAWING

[0023] The drawing shows in schematic form the apparatus used to treat the pooled blood according to this invention.

[0024] Unit 1 is a schematic diagram illustrating the apparatus used in the production of carbon dioxide dissolved in water. Unit 2 is a schematic diagram illustrating the container for the liquid blood. Connecting lines 3 and 4 are explained below. Chamber 5 is an illustration of the apparatus used for the reaction under controlled conditions of temperature and time. Chamber 5 is provided with an ultrasonic homogenizer or mechanical agitator 6.

EXAMPLE 1

[0025] In Unit 1, pure carbon dioxide gas is mixed with 10 liter of purified water and calcium bicarbonate for 1 hour

with an agitator rotation of 30 rpm, pressure of 5 lbs. per sq. in. and the temperature between 5 to 10 degree Celsius. The solution is essentially saturated with dissolved carbon dioxide. This solution is adjusted to a pH slightly above 7 by manipulation of the amount of the calcium bicarbonate added. The low temperature promotes the absorption of gas into the water. In Unit 2, a pooled blood sample from AIDS patients, about 10 patients, is introduced to provide a blood volume of about 500 cc. Unit 2 initially is at room temperature. The cold liquid containing dissolved CO_2 is pumped via line 3 to Chamber 5. The contents of Unit 2 are pumped via line 4 to Chamber 5 to provide a volume ratio of 1:2 (CO_2 solution to blood). The Chamber 5 measures 12×12×16 inches and is made of stainless steel lined with glass. As necessary, the pH of the liquid in chamber 5 is adjusted to 7 with hydrochloric acid which is added via line 8. The temperature in Chamber 5 is raised to 80-90° C. by temperature coil 7 and the ultrasonic homogenizer 6 is operated at 30,000 rpm for about 30-45 minutes. The evolved carbon dioxide gas and the ultrasonic homogenizer break the cells in the blood into very small particles. The evolved carbon dioxide gas exhausts to the atmosphere via line 9. The very small particles settle to the bottom of Chamber 5. Chamber 5 is then opened and the contents collected on filter paper #42. The precipitate will be on the filter paper. The filter paper is washed with purified water 4-5 times to remove toxic materials i.e. endotoxin. The collected precipitate is dried in a dry oven at 80 degree Celsius for 8 hours. The precipitate now is similar to clay and it is grounded into a fine powder having an average particle size under 10 microns. The ground powder is collected in a closed tight container and sterilized at 120° C. at 15 psig for about 1 hour per USP.

[0026] The sterility of the powder is confirmed by Standard USP sterility test.

[0027] The tablet used in the clinical trials had the following composition:

Dry Powder as prepared in Example 1	30 mg
Nicotinamide	15 mg
Iron (as ferrous fumarate)	1 mg
Thiamin (as thiamin mononitrate)	1 mg
Riboflavin	1 mg
Pyridoxine (as pyridoxine hydrochloride)	1 mg
Magnesium stearate	11 mg
Starch	370 mg
Lactose	370 mg
Total Per Tablet	800 mg

[0028] This 800 mg tablet was administered orally 3 times daily following meals in the following trials.

ANALYSIS OF CLINICAL TRIALS

[0029] Fifty AIDS patients are being treated with the drug. Of these, there are 20 test cases of before and after blood tests. The "A" tests are the results prior to beginning administration of the drug. The "B" etc. tests are results subsequent to the beginning of administration of the drug. The test cases to date show that the improvement varies substantially among the patients. The average increase in CD 4 was 100 and the average increase in CD 8 was 300. The following summarizes the outcomes.

[0030] CD 4 Level

[0031] 10 or less increase 35%

[0032] 50 or less increase 20%

[0033] 50-100 15%

[0034] 100 or more increase 15%

[0035] 150 or more increase 15%

[0036] CD 8 Level

[0037] Decrease 20%

[0038] 50 or less increase 15%

[0039] 50-300 25%

[0040] 300 or more increase 20%

[0041] 450 or more increase 20%

[0042] Substantial improvement is observed in about two thirds of the cases. Excellent improvement is observed in 25% of the cases. How long this improvement will occur is unknown since there are basically few tests for more than 6 months.

[0043] Of the 35% cases where CD 4 increased 10 or less, all except two had a CD 4 reading of less than 50 upon initial testing of even this group the majority showed some improvement.

[0044] Of the 35% cases where CD 8 increased 50 or less, there was no such similar finding that those acutely ill, improved the least. In fact, of the 6 cases with CD 4 less than 100,2 decreased CD 8 but 4 increased CD 8 by over 100 and 1 increased CD 8 by over 300. Most of the people whose CD 8 decreased had increases in CD 4. (Note: in most patients it is easier to increase CD 8 than CD 4 and the initial positive result is an increase in CD 8.

[0045] After taking the drug, the muscles of the body may become sore. In many patients, within one month, there is a weight gain, a lightening of the skin, and an improvement in the energy level.

[0046] The following Lab Tests were performed in several hospitals which are the leading Government Hospitals in Thailand.

TABLE 1

PATIENT	SEX	AGE	TEST	TEST DATE	TEST HOSPITAL WHERE TEST WAS CONDUCTED	CD4 cells/ mm	CD8 cells/ mm	LYMPH-OCYTE
Patient No. 1	F	22	A	4/5/99	CH	429	1168	32.2
			B	5/18/99	CH	510	1530	44
			C	6/28/99	CH	660	2430	49
			D	8/9/99	CH	670	2820	40
Patient No. 2	M	27	A	4/5/99	CHU	12	392	21.9
			B	5/17/99	CH	10	500	19
			C	6/28/99	CH	0	600	21
			D	8/9/99	CH	20	520	22
Patient No. 3	F	24	A	4/5/99	CHU	347	942	42
			B	5/17/99	CH	370	740	42
			C	6/14/93	CH	400	930	44
Patient No. 4	M	28	A	4/5/99	CHU	32	294	20.6
			B	5/17/99	CH	10	460	17
Patient No. 5	F	28	A	3/30/99	CHU	436	742	30.8
			B	5/28/99	CHU	399	1345	40.4
			C	7/30/99	CHU	592	1205	32.7
			D	10/1/99	CHU	647	1079	39.3
Patient No. 6	M	35	A	5/27/99	CH	0	300	10
			B	8/19/99	CH	0	690	23
Patient No. 7	M	48	A	12/22/98	S	140	1390	
			B	3/29/99	CHU	174	1792	17.7
Patient No. 8	M	36	A	10/13/98	S	108	1079	28
			B	12/22/96	S	130	1050	
			C	3/29/99	CHU	241	1757	40.8
Patient No. 9	F	35	A	12/22/98	S	440	520	
			B	3/29/99	CHU	551	735	37.1
Patient No. 10	M	33	A	10/13/98	S	17	645	29
			B	3/29/99	CHU	57	614	20.1
Patient No. 11	F	32	A	10/13/98	S	76	531	28
			B	3/29/99	CHU	101	495	26.8
Patient No. 12	M	30	A	5/3/99	CH	490	1620	53
			B	7/1/99	CH	560	1540	60
Patient No. 13	F	25	A	5/3/99	CH	230	530	29
			B	6/3/99	CH	320	690	32
Patient No. 14	F	36	A	3/15/99	CH	230	530	38
			B	5/10/99	CH	210	1340	45
Patient No. 15	F	41	A	3/2/99	R	270	900	31
			B	3/17/99	R	310	1070	29
Patient No. 16	F	33	A	3/3/99	R	440	1680	52.8
			B	3/12/99	R	630	1720	57

TABLE 1-continued

PATIENT	SEX	AGE	TEST	TEST DATE	TEST HOSPITAL WHERE TEST WAS CON-DUCTED	CD4 cells/ mm	CD8 cells/ mm	LYMPH-OCYTE
Patient No. 17	M	35	A	3/2/99	R	10	490	23.8
			B	3/12/99	R	10	520	30.4
Patient No. 18	F	50	A	6/10/99	CH	400	1920	40
			B	8/19/99	CH	520	2330	44
Patient No. 19	M	26	A	4/20/99	CH	0	240	10
			B	6/17199	CH	0	350	32
Patient No. 20	F		A	7/30/99	CHU	240	886	26.5
			B	10/8/99	CHU	220	930	29.5

CH-Chonburi Hospital
CHU-Chulalongkom Hospital
S-Siriraj Hospital
R-Rajburi
BPL-Bangkok Pathology Laboratory
B-Bangkok General Hospital

[0047] While results vary from patient to patient, the foregoing data show a general increase in CD4, CD8 and lymphocyte levels aver time, following the beginning of the administration of the drug.

[0048] Table II shows the white cell levels in the 20 patients of Table I as well an data on an additional 5 patients.

TABLE II

AIDS PATIENT'S LAB TEST AFTER TREATED WITH V-1

Patient	Age	Test	Hospital	Date	White Cells	Lymphocyte	CD4	CD8
Patient No. 1	22	A	CH	4/5/99	7,400	32.2	429	1168
		B	CH	5/18/99	6,100	44	510	1530
		C	CH	6/28/99	8,400	49	660	2430
		D	CH	8/9/99	11,200	40	670	2820
Patient No. 2	27	A	CHU	4/5/99	5,600	21.9	12	392
		B	CH	5/17/99	6,000	19	10	500
		C	CH	6/28/99	8,400	21	0	600
		D	CH	8/9/99	7,200	42	20	520
Patient No. 3	24	A	CHU	4/5/99	5,900	42	347	942
		B	CH	5/10/99	4,900	42	370	740
		C	CH	6/14/99	5,400	44	400	930
Patient No. 4	28	A	CHU	4/5/99	3,100	20.6	32	294
		B	CH	5/17/99	4,200	17	10	460
Patient No. 5	28	A	CHU	3/30/99	5,240	30.8	436	742
		B	CHU	5/28/99		40.4	399	1345
		C	CHU	7/30/99	6,700	32.7	592	1205
		D	CHU	10/1/99		39.3	647	1079
Patient No. 6	35	A	CH	5/27/99	5,700	10	0	300
		B	CH	8/19/99	4,900	23	0	690
Patient No. 7	48	A	S	12/22/98			140	1390
		B	CH	3/29/99	6,600	17.7	174	1792
Patient No. 8	36	A	S	10/13/98	5,700	28	108	1079
		B	S	12/22/98			130	1050
		C	CHU	3/29/99	5,900	40.8	241	1757
Patient No. 9	35	A	S	12/22/98			440	520
		B	CHU	3/29/99	4,500	37.1	551	735
Patient No. 10	33	A	S	10/13/98	3,300	28	17	645
		B	CHU	3/29/99	4,700	20.1	57	614
Patient No. 11	32	A	S	10/13/98	3,700	28	76	531
		B	CHU	3/29/99	4,200	26.8	101	495
Patient No. 12	30	A	CH	5/3/99	6,800	53	490	1620
		B	CH	7/1/99	7,200	60	560	1540
Patient No. 13	25	A	CH	5/3/99	5,500	29	230	530
		B	CH	6/3/99	6,300	32	320	690

TABLE II-continued

AIDS PATIENT'S LAB TEST AFTER TREATED WITH V-1

Patient	Age	Test	Hospital	Date	White Cells	Lymphocyte	CD4	CD8
Patient No. 14	36	A	CH	3/15/99	4,500	38	230	530
		B	CH	5/10/99	4,300	45	210	1340
Patient No. 15	41	A	R	3/2/99	5,100	31	270	900
		B	R	3/17/99	6,600	29	310	1070
Patient No. 16	33	A	R	3/3/99	6,000	52.9	440	1680
		B	R	3/12/99	5,800	57	630	1720
Patient No. 17	35	A	R	3/2/99	4,600	23.9	10	490
		B	R	3/12/99	3,600	30.4	10	520
Patient No. 18	50	A	CH	6/10/99	7,600	40	400	1920
		B	CH	8/19/99	8,400	44	520	2330
Patient No. 19	26	A	CH	4/20/99	3,900	10	0	240
		B	CH	6/17/99		32	0	350
Patient No. 20		A	CHU	7/30/99	6,900	26.8	240	888
		B	CHU	10/8/99		29.5	220	930
Patient No. 21	28	A	CH	4/15/99	5,900	10	0	180
		B	CH	1/10/00	22,300	2	0	100
Patient No. 22	49	A	CHU	7/6/99	3,820	17.1	111	307
		B	CHU	11/26/99	7,900	34.9	551	1516
Patient No. 23	60	A	RA	11/6/98			175	437
		B	RA	11/19/99	5,120		237	1163
Patient No. 24	20	A	SR	6/24/99	5,100	48	195	
		B	V	12/5/99	9,600	34	100	
Patient No. 25	34	A	CH	7/1/99	9,400	350	1560	
		B	CH	10/10/99	10,500	420	2650	

Hospital where test was conducted in Thailand
B-Bangkok General Hospital
CHU-Chulalonqkom Hospital
RA-Ramatibodi Hospital
CH-Chonburi Hospital
S-Siriraj Hospital
BPL-Bangkok Pathology Laboratory
R-Rajburi Hospital
SR-Srinakarin Hospital
V-Vachiraprakarm Hospital

[0049] The dosage preferred is 3 times perday, half an hour after each meal.

[0050] After taking the drug, some patients feel soreness in their muscle and joints because of the stimulation of the immune system. The pain is gone in about one week. Some patients have an upset stomach but this condition disappears in 3-7 days. The drug should not be used in conjunction with anti-inflammatory drugs.

[0051] The drug has no side effects on the liver or kidney. Therefore, it can be used on a sustained basis. The duration of usage depends on the measured status of the immune system. The administration of the drug can be reduced to every other week when the CD4 rises to over 500 and it can be should be stopped when the blood test no longer shows HIV positive.

[0052] The following claims define the invention.

1. The method of raising the T-cell count in an HIV positive patient having a depressed T-cell count comprising orally administering an effective amount of a composition containing a precipitated material obtained by treating whole human blood obtained from HIV positive patients or white cells separated from whole human blood from HIV positive patients with a cold aqueous solution of carbon dioxide, heating to evolve carbon dioxide gas, allowing a precipitate to form, and collecting and drying the precipitate.

2. The method of claim 1 wherein the whole human blood is obtained from a multiplicity of HIV positive patients.

3. The method of claim 1 wherein the effective amount of the precipitate is about 20 mg to about 500 mg per day.

4. The method of claim 1 wherein the cold aqueous solution is at about 0° to about 20° C.

5. The method of claim 1 wherein the treating is by mixing whole human blood with cold aqueous solution at a volume ratio between about 1 to 1 and about 1 to 5 and the resulting mixture has a pH of from about 6 to about 8.

6. The method of claim 1 wherein the heating to evolve carbon dioxide is at about 30° C. to about 95° C.

7. A composition obtained by treating whole human blood obtained from HIV positive patients or white cells separated from whole human blood from HIV positive patients with a cold aqueous solution of carbon dioxide, heating to evolve carbon dioxide gas, allowing a precipitate to form, and collecting and drying the precipitate.

8. The composition of claim 7 wherein the whole human blood is obtained from a multiplicity of HIV positive patients.

9. The composition of claim 7 wherein the cold aqueous solution is at about 0° C. to about 20° C.

10. The composition of claim 7 wherein the treating is by mixing whole human blood with cold aqueous solution at a volume ratio between about 1 to 1 and about 1 to 5 and the resulting mixture has a pH of from about 6 to about 8.

11. The composition of claim 7 wherein the heating to evolve carbon dioxide is at about 30° C. to about 95° C.

12. The method of obtaining a composition effective in raising the T-cell count in an HIV positive patient having a depressed T-cell count which comprises obtaining whole human blood from HIV positive patients or white cells separated from whole human blood from HIV positive patients, contacting with a cold aqueous solution of carbon dioxide, heating to evolve carbon dioxide gas, allowing a precipitate to form, and collecting and drying the precipitate.

13. The method of claim 12 wherein the whole human blood is obtained from a multiplicity of HIV positive patients.

14. The method of claim 12 wherein the cold aqueous solution is at about 0° to about 20° C.

15. The method of claim 12 wherein the treating is by mixing whole human blood with cold aqueous solution at a volume ratio between about 1 to 1 and about 1 to 5 and the resulting mixture has a pH of from about 6 to about 8.

16. The method of claim 12 wherein the heating to evolve carbon dioxide is at about 30° C. to about 95° C.

17. The method of claim 1 wherein the composition is tableted and includes conventional fillers along with said precipitate.

* * * * *